Annual General Meeting of Shareholders

May 12, 2010

REPORT OF VOTING RESULTS

National Instrument 51-102 -Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

Outcome of Vote

1.

The election of the director nominees set forth in the Information Circular of Paramount Resources Ltd. dated March 10, 2010 (the "Information Circular") as directors of Paramount Resources Ltd. to hold office until the close of the next annual meeting of shareholders or until their successors are elected or appointed.

Passed (by show of hands) 51,720,834 FOR (87.27%) 7,545,276 WITHHELD (12.73%)
2. The appointment of Ernst & Young LLP, Chartered Accountants, as auditors of Paramount Resources Ltd. to hold office until the close of the next annual meeting of shareholders.	Passed (by show of hands) 59,218,502 FOR (99.91%) 51,208 WITHHELD (0.09%)